Exhibit 99.1

Éxito Announces its Intention to File a Form 15F to Deregister in the United States under the U.S. Securities Exchange Act of 1934

Envigado, Colombia, January 29, 2026 – Almacenes Éxito S.A. (BVC: EXITO) (“Éxito”) hereby announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its common shares and American Depositary Shares (“ADSs”) under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing Form 15F, Éxito’s obligations to file reports under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

Éxito will maintain the listing of its common shares on the Colombian Stock Exchange (Bolsa de Valores de Colombia) (the “BVC”), which is its primary trading market, under the ticker symbol “EXITO,” and it will continue to be subject to applicable disclosure requirements under Colombian law. Éxito intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (https://www.grupoexito.com.co), including in English.

Éxito reserves the right, for any reason, to delay the Form 15F filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Contact Information

For further information, please contact:

Éxito Investor Relations Department

Email: ainvestor@grupo-exito.com

Telephone: +57 (604) 604 9696 ext: 306560

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.